UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

February 27, 2001

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [    ]             Form 40-F     [ X ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

CreoScitex Spire CSX2000 Color Server Showcased at

On Demand Show, Available for Customer Orders

On Demand Expo, NYC, NY (February 27, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), is showcasing its Spire™ CSX2000 at the On Demand Digital Printing and Publishing Exposition in New York City. The newest member of the innovative Spire™ Color Server family, the CSX2000 will be officially released on March 19, and is available for customer orders as of March 1. The Spire CSX2000 drives the Xerox® DocuColor® 2045 and 2060 color digital printers at printer-rated speed. The Spire color servers that have already been installed worldwide are successfully handling a wide variety of files, from the simplest presentation to the most complex, long run, variable information jobs.

Spire color servers, developed especially for the on demand, digital printing market, are based on advanced printing technologies and robust architecture. Together with the Xerox DocuColor 2000 family, they deliver top performance through a very fast RIP and unique productivity-enhancing features. These include the innovative Gallop mode, which enables users to RIP and print the same file simultaneously, and a powerful but easy-to-use, built-in imposition tool which can be used with any application, including variable information jobs. The servers' intuitive user interface, together with the renowned CreoScitex color image quality and unlimited variable information capabilities, bring exceptional value to digital printers and their customers. User response has been overwhelmingly enthusiastic. "When we made the decision to go full color we took advice from Xerox and chose the CreoScitex Spire server," says Paul Reed of Reed Print Direct Mail Ltd. "We have not been disappointed. It's fast and powerful, allowing us to produce the complicated marketing applications that our customers demand. The color and image quality are also superb. In conjunction with the DocuColor 2060, the Spire server has expanded our product range and opened up new markets."

Paul Beresford, Divisional Digital Services Manager at communisis one, adds, "Color controls are good and easily configured... RIP speeds are fast. One test job that struggled on previous equipment posed no problems for the Spire server... Indeed, speed is not even a question now when we design a variable information product."

Ronen Cohen, General Manager of the Digital Printing Group at CreoScitex, states, "The huge customer demand for the Spire CSX2000 has been very gratifying, even before the official product release was announced. We believe that this is because Xerox DocuColor users who need high productivity, high quality systems, appreciate the unique value that Spire color servers offer. Users no longer need to compromise on such basic issues as job size and complexity. Add to this our powerful Variable Information tools, which are unmatched in the market today, and it's clear why Spire is the production color server of choice for users in every segment of the digital printing market."

"The CSX2000 is a welcome addition to the DocuColor 2000 series," says Gerhard Moll, Senior Vice President and General Manager, Xerox Color Solutions Business Unit. "The CSX2000 is eminently suitable for use with DocuColor printers, especially in the professional printing market segment. The server's powerful processing capabilities and extensive variable information capabilities enable Xerox to take the lead in the personalized printing field, as well as open new, revenue-generating markets."

The CSX2000 is being demonstrated at the CreoScitex booth 1349 at the On Demand Digital Printing and Publishing Exposition, from February 28 through March 2. Other products on display include the CSX130 for DocuColor 100 and 130 digital printers, the Darwin Variable Information authoring tool, and technology demonstrations of Spire color servers for additional market niches. In addition, several of CreoScitex's VI partners will be available at the booth to demonstrate their products working with Spire and the DocuColor 2060 digital printer.

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About CreoScitex
CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

©2000 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; (2) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates; (3) new regions and new products may not proceed as planned and may adversely affect future revenues; (4) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected; and (5) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected. These risks and uncertainties as well as other important matters are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contact:

CreoScitex (America)
Yaron Mohaban
Tel: +.781.280.7559
Fax: +.781.275.3430
Email: Yaron_Mohaban@creoscitex.com

CreoScitex (Europe)
Katleen Verbeeck
Tel; +32.2.352.2878
Fax: +32.2.352.2805
Email: Kathleen_verbeeck@creoscitex.com

www.creoscitex.com